# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: XCF Global, Inc., CIK 0002019793
CUSIP: 98400U103
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 611 PERU DRIVE, Suite 300, MCCARRAN, Texas (TX), 89434
Date of event which requires filing of this statement: 05/15/2026
Filed by CIK 0002104194
Persons authorized to receive notices and communications: Samuel E. Whitley, 24285 Katy Freeway, Suite 300, Katy, Texas (TX), 77494, 2812060434

## Reporting persons
- SOULE RANDY (CIK 0002104194): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 72,383,239; shared voting power 0; sole dispositive power 72,383,239; shared dispositive power 0; aggregate amount beneficially owned 72,383,239 (21.8% of the class)
- Encore DEC, LLC: type of reporting person: corporation (CO); citizenship or place of organization: United States (X1); sole voting power 16,683,000; shared voting power 0; sole dispositive power 16,683,000; shared dispositive power 0; aggregate amount beneficially owned 16,683,000 (5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock
Name of issuer: XCF Global, Inc.
Address of issuer's principal executive offices: 611 PERU DRIVE, Suite 300, MCCARRAN, Texas (TX), 89434

## Item 2. Identity and Background
Name of person filing:
This Amendment No. 3 amends and supplements the statement on Schedule 13D initially filed on January 13, 2026 by the following person (the "Reporting Persons") with respect to shares of common stock of XCF Global, Inc. (the "Issuer").

Randy Soule, an individual whose address is 425 Western Rd., Suite 102, Reno, Nevada 89506. Mr. Soule's primary business is providing construction and engineering services through Encore. Mr. Soule has not been convicted in a criminal proceeding. Mr. Soule has not been a party to a proceeding required to be disclosed pursuant to Item 2(e).

Encore DEC, LLC, a Nevada limited liability company whose address is 425 Western Rd., Suite 102, Reno, Nevada 89506 ("Encore"). The primary business of Encore is construction and engineering services. Encore has not been convicted in a criminal proceeding. Encore has not been a party to a proceeding required to be disclosed pursuant to Item 2(e).

## Item 4. Purpose of Transaction
Purpose of transaction:
Other than as set forth above, the Reporting Persons do not intend to take any of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D at this time; however, they reserve the right to do so.

The Reporting Persons may purchase and sell common stock of XCF in their sole discretion and at such times as they deem convenient, subject to applicable law.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information contained in Rows 7, 8, 9, 10, 11, and 13 of each Reporting Person's cover page to this Amendment No. 3 (including the footnotes thereto), and in Items 2 and 3, are incorporated by reference into this Item 5. Encore beneficially owns 16,683,000 shares of XCF common stock. Mr. Soule is the sole member of Encore. As such, he has the power to direct the vote and disposition of Encore's shares of XCF. RESC Renewables Holdings, LLC ("RESC Renewables") beneficially owns 66,932,417 shares of XCF common stock. Mr. Soule owns 71.34% of RESC Renewables' shares of XCF common stock (47,749,586 shares), leaving him to have the power to direct the vote and disposition of RESC Renewables? 47,749,586 shares of XCF.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained in Rows 7, 8, 9, 10, 11, and 13 of each Reporting Person's cover page to this Amendment No. 3 (including the footnotes thereto), and in Items 2 and 3, are incorporated by reference into this Item 5. Encore beneficially owns 16,683,000 shares of XCF common stock. Mr. Soule is the sole member of Encore. As such, he has the power to direct the vote and disposition of Encore's shares of XCF. RESC Renewables Holdings, LLC ("RESC Renewables") beneficially owns 66,932,417 shares of XCF common stock. Mr. Soule owns 71.34% of RESC Renewables' shares of XCF common stock (47,749,586 shares), leaving him to have the power to direct the vote and disposition of RESC Renewables? 47,749,586 shares of XCF.
Transactions in the class effected during the past sixty days:
a. Encore DEC, LLC sold 1,261,830 shares on March 12, 2026 at $0.52 per share in an open market transaction.
b. Encore DEC, LLC sold 9,000,000 shares on April 30, 2026 at $0.344 per share in a private sale.
c. Encore DEC, LLC sold 5,000,000 shares on May 15, 2026 at $.4074 per share in a private sale.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 Joint Filing Agreement (incorporated by reference to Exhibit 1 to the Schedule 13D filed by
Reporting Persons on January 13, 2026)
Exhibit 2 Company Support Agreement (incorporated by reference to Exhibit 2 to the Schedule 13D filed by Reporting Persons on January 13, 2026)

## Signatures
- SOULE RANDY: Randy Soule, Randy Soule, self (05/22/2026)
- Encore DEC, LLC: Randy Soule, Randy Soule, Managing Member (05/22/2026)